Exhibit 99.1

PRECISION DRILLING CORPORATION

Second Quarter Report for the three and six months ended June 30, 2023 and 2022

MANAGEMENT’S DISCUSSION AND ANALYSIS

This report contains “forward-looking information and statements” within the meaning of applicable securities laws. For a full disclosure of the forward-looking information and statements and the risks to which they are subject, see the “Cautionary Statement Regarding Forward-Looking Information and Statements” later in this report. This report contains references to certain Financial Measures and Ratios, including Adjusted EBITDA (earnings before income taxes, loss (gain) on investments and other assets, gain on repurchase of unsecured senior notes, finance charges, foreign exchange, gain on asset disposals and depreciation and amortization), Funds Provided by (Used in) Operations, Net Capital Spending and Working Capital. These terms do not have standardized meanings prescribed under International Financial Reporting Standards (IFRS) and may not be comparable to similar measures used by other companies, see “Financial Measures and Ratios” later in this report.

Precision Drilling announces 2023 second quarter financial results:

•	Revenue was $426 million compared with $326 million in the second quarter of 2022 as our drilling rigs continued to reprice at higher day rates, increasing 25% in Canada and 39% in the U.S. year over year.
•	Achieved second quarter Adjusted EBITDA(1) of $142 million, significantly surpassing the $64 million reported in 2022. Adjusted EBITDA included idle but contracted rig revenue of US$5 million and share-based compensation of $3 million, compared with US$1 million and $5 million, respectively, in 2022.
•	Net earnings were $27 million or $1.97 per share compared to a net loss of $25 million of $1.81 per share in 2022.
•	We continued to deliver High Performance, High Value service, expanding daily operating margins(2), maintaining strict cost control and scaling our AlphaTM digital technologies and EverGreenTM suite of environmental solutions across our Super Triple rig fleet, growing revenue from these offerings by over 60% from the second quarter of 2022.
•	Revenue per utilization day increased to $33,535 in Canada and US$35,576 in the U.S., while daily operating margins were $12,203 in Canada and US$16,613 in the U.S.
•	We strengthened our contract book, signing take-or-pay term contracts with several new customers including large U.S. independents and major oil and gas companies and increasing fourth quarter rigs under take-or-pay term contracts in the U.S. from 18 to 27 and in Canada from 15 to 25.
•	Averaged 42 active rigs in Canada, an increase of 12% over the second quarter of 2022, and 51 rigs in the U.S., representing an 8% decline from the second quarter of 2022.
•	Generated $213 million of cash from operations, repaid $178 million of debt, including all amounts drawn on our Senior Credit Facility and repurchased US$30 million of 2026 unsecured senior notes. Additionally, we returned $8 million to shareholders through share repurchases under our Normal Course Issuer Bid (NCIB).
•	As at June 30, 2023, we have reduced total debt by $100 million since the beginning of the year and remain on track to meet our 2023 debt reduction target of at least $150 million. We remain committed to achieving a normalized Net Debt to Adjusted EBITDA(1) ratio of less than 1.0 times by the end of 2025.
•	Ended the quarter with $23 million of cash and more than $575 million of available liquidity.
•	Completion and Production Services generated revenue of $46 million and Adjusted EBITDA of $8 million, representing increases of 40% and 55%, respectively, from the second quarter of 2022.
•	Internationally, we have six rigs currently active in the Middle East, increasing to eight in the third quarter. These eight contracts are expected to generate stable predictable cash flow that will stretch into 2028.
(1)	See “FINANCIAL MEASURES AND RATIOS.”
(2)	Revenue per utilization day less operating costs per utilization day.

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SELECT FINANCIAL AND OPERATING INFORMATION

Financial Highlights

	For the three months ended June 30,			For the six months ended June 30,
(Stated in thousands of Canadian dollars, except per share amounts)	2023	2022	% Change	2023	2022	% Change
Revenue	425,622	326,016	30.6	984,229	677,355	45.3
Adjusted EBITDA(1)	142,093	64,099	121.7	345,312	100,954	242.0
Net earnings (loss)	26,900	(24,611)	(209.3)	122,730	(68,455)	(279.3)
Cash provided by (used in) operations	213,460	135,174	57.9	241,816	69,880	246.0
Funds provided by operations(1)	136,959	60,373	126.9	296,612	90,328	228.4

Cash used in investing activities	44,062	36,782	19.8	122,879	67,125	83.1
Capital spending by spend category(1)
Expansion and upgrade	9,615	15,530	(38.1)	25,960	25,145	3.2
Maintenance and infrastructure	35,099	23,906	46.8	69,549	50,693	37.2
Proceeds on sale	(6,261)	(6,849)	(8.6)	(14,026)	(9,696)	44.7
Net capital spending(1)	38,453	32,587	18.0	81,483	66,142	23.2

Net earnings (loss) per share:
Basic	1.97	(1.81)	(208.8)	8.98	(5.06)	(277.5)
Diluted	1.63	(1.81)	(190.1)	7.22	(5.06)	(242.7)
(1)	See “FINANCIAL MEASURES AND RATIOS.”

Operating Highlights

	For the three months ended June 30,			For the six months ended June 30,
	2023	2022	% Change	2023	2022	% Change
Contract drilling rig fleet	225	226	(0.4)	225	226	(0.4)
Drilling rig utilization days:
U.S.	4,626	5,037	(8.2)	10,008	9,627	4.0
Canada	3,795	3,376	12.4	9,963	9,029	10.3
International	452	546	(17.2)	885	1,086	(18.5)
Revenue per utilization day:
U.S. (US$)	35,576	25,547	39.3	35,247	24,951	41.3
Canada (Cdn$)	33,535	26,746	25.4	32,773	25,192	30.1
International (US$)	50,551	54,612	(7.4)	51,139	52,436	(2.5)
Operating costs per utilization day:
U.S. (US$)	18,963	18,864	0.5	19,667	18,628	5.6
Canada (Cdn$)	21,332	19,010	12.2	19,731	16,749	17.8

Service rig fleet	119	93	28.0	119	93	28.0
Service rig operating hours	39,709	30,389	30.7	98,050	68,654	42.8

Financial Position

(Stated in thousands of Canadian dollars, except ratios)	June 30, 2023	December 31, 2022
Working capital(1)	134,839	60,641
Cash	22,919	21,587
Long-term debt	964,103	1,085,970
Total long-term financial liabilities	1,042,188	1,206,619
Total assets	2,732,694	2,876,123
Long-term debt to long-term debt plus equity ratio (1)	0.42	0.47
(1)	See “FINANCIAL MEASURES AND RATIOS.”

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Summary for the three months ended June 30, 2023:

•	Revenue of $426 million was 31% higher than 2022 due to the further strengthening of North American drilling and service revenue rates, partially offset by lower U.S. and international activity. Drilling rig utilization days increased 12% in Canada, while U.S. and international activity decreased by 8% and 17%, respectively. Our service rig operating hours increased 31% to 39,709 hours as compared with 2022.
•	Adjusted EBITDA was $142 million, $78 million higher than 2022 due to increased North America revenue rates, continued strict cost control and lower share-based compensation. Share-based compensation was $3 million as compared with $5 million in 2022. Please refer to “Other Items” later in this report for additional information on share-based compensation charges.
•	Adjusted EBITDA as a percentage of revenue was 33% as compared with 20% in 2022.
•	Our U.S. revenue per utilization day was US$35,576 compared with US$25,547 in 2022. The increase was primarily the result of higher fleet average day rates and higher idle but contracted rig revenue, offset by lower turnkey activity. We recognized revenue from idle but contracted rigs and turnkey projects of US$5 million and nil, respectively as compared with US$1 million and US$9 million in 2022. Revenue per utilization day, excluding the impact of idle but contracted rigs and turnkey projects was US$34,396, compared to US$23,590 in 2022, an increase of US$10,806 or 46%. Revenue per utilization day, excluding idle but contracted rigs and turnkey revenue, increased US$796 from the first quarter of 2023.
•	Our U.S. operating costs per utilization day increased slightly to US$18,963 compared with US$18,864 in 2022. The increase was primarily due to higher rig operating costs offset by lower turnkey costs. Operating costs per utilization day, excluding turnkey activity, were US$18,941 compared with US$16,517 in 2022. Sequentially, excluding the impact of turnkey activity, operating costs per utilization day decreased US$458.
•	In Canada, revenue per utilization day was $33,535 compared with $26,746 in 2022. The increase was a result of higher average day rates and customer cost recoveries. Sequentially, revenue per utilization day increased $1,231 due to rig mix.
•	Our Canadian operating costs per utilization day increased to $21,332, compared with $19,010 in 2022, due to higher field wages and costs that were recovered from our customers. Sequentially, our daily operating costs increased $2,586 due to higher repairs and maintenance costs spread over fewer activity days and rig mix.
•	Completion and Production Services revenue and Adjusted EBITDA were $46 million and $8 million, respectively, compared with $33 million and $5 million in 2022.
•	We realized US$23 million of international contract drilling revenue compared with US$30 million in 2022.
•	General and administrative expenses were $23 million as compared with $21 million in 2022. The increase was primarily due to higher labour-related costs and the impact of the weakening Canadian dollar on our translated U.S. dollar-denominated costs.
•	Net finance charges were $21 million, consistent with 2022.
•	Cash provided by operations was $213 million compared with $135 million in 2022. We generated $137 million of funds provided by operations compared with $60 million in 2022. Our increased day rates, revenue efficiency and operational leverage contributed to higher cash generation in the current quarter.
•	Capital expenditures were $45 million compared with $39 million in 2022. Capital spending by spend category (see “FINANCIAL MEASURES AND RATIOS”) included $10 million for expansion and upgrades and $35 million for the maintenance of existing assets, infrastructure, and intangible assets.
•	Repaid $178 million of debt, including all amounts drawn on our Senior Credit Facility and repurchased US$30 million of 2026 unsecured senior notes. Additionally, we returned $8 million to shareholders through share repurchases under our NCIB.
•	We ended the quarter with $23 million of cash and more than $575 million of available liquidity.
•	Subsequent to June 30, 2023, we completed our $5 million equity investment in CleanDesign Income Corp. (CleanDesign). CleanDesign is a key supplier of Precision’s EverGreenTM Battery Energy Storage Systems (BESS) and this investment provides access to key BESS and power management technologies.

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Summary for the six months ended June 30, 2023:

•	Revenue for the first six months of 2023 was $984 million, an increase of 45% from 2022.
•	Adjusted EBITDA for the period was $345 million as compared with $101 million in 2022. Our higher Adjusted EBITDA was attributable to increased North American drilling and service activity, strengthening of day rates and lower share-based compensation charges.
•	General and administrative costs were $39 million, a decrease of $38 million from 2022 primarily due to lower share-based compensation charges, partially offset by higher labour related costs and the impact of the weakening Canadian dollar on our translated U.S. dollar-denominated costs.
•	Net finance charges were $44 million, an increase of $3 million from 2022 due to the impact of the weakening of the Canadian dollar on our U.S. dollar-denominated interest expense.
•	Cash provided by operations was $242 million as compared with $70 million in 2022. Funds provided by operations in 2023 were $297 million, an increase of $206 million from the comparative period.
•	Capital expenditures were $96 million in 2023, an increase of $20 million from 2022. Capital spending by spend category included $26 million for expansion and upgrades and $70 million for the maintenance of existing assets, infrastructure, and intangible assets.
•	Year-to-date, we have reduced our total debt by $100 million through the full repayment of our Senior Credit Facility and the repurchase of US$30 million of our 2026 unsecured senior notes. In addition, we repurchased and canceled 193,616 common shares for $13 million under our NCIB.

STRATEGY

Precision’s vision is to be globally recognized as the High Performance, High Value provider of land drilling services. We work toward this vision by defining and measuring our results against strategic priorities that we establish at the beginning of every year.

Precision’s 2023 strategic priorities and the progress made during the second quarter are as follows:

1.	Deliver High Performance, High Value service through operational excellence.

•	Grew our average active rig count by 12% in Canada as compared with the same period last year.
•	Increased service rig operating hours 31% over the second quarter of 2022. With the successful integration of High Arctic Inc.’s well servicing business, Precision is now the leading provider of high-quality and reliable services in Canada.
•	Reinvested $45 million into our equipment and infrastructure, bringing our year-to-date investment to $96 million as we progress toward our total expected 2023 investment of $195 million.

2.	Maximize free cash flow by increasing Adjusted EBITDA margins, revenue efficiency, and growing revenue from AlphaTM technologies and EverGreenTM suite of environmental solutions.

•	Realized second quarter daily operating margins of $12,203 in Canada and US$16,613 in the U.S., representing increases of 58% and 149%, respectively, compared with 2022.
•	Grew combined AlphaTM technologies and EverGreenTM suite of environmental solutions second quarter revenue by over 60% compared with 2022.
•	Ended the quarter with 73 of our AC Super Triple rigs equipped with AlphaTM technologies, representing a 38% increase over the same quarter last year.
•	Continued to scale our EverGreenTM suite of environmental solutions, adding one EverGreenTM BESS, two EverGreenTM Integrated Power and Emissions Monitoring Systems and 14 high mast LED lighting systems to our fleet during the quarter.

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3.	Reduce debt by at least $150 million and allocate 10% to 20% of free cash flow before debt repayments for share repurchases. Long-term debt reduction target of $500 million between 2022 and 2025 and sustained Net Debt to Adjusted EBITDA ratio of below 1.0 times by the end of 2025.

•	Generated significant second quarter cash from operations of $213 million which allowed us to reduce debt by $178 million during the quarter, including the full repayment of our Senior Credit Facility and the repurchase of US$30 million of 2026 unsecured senior notes.
•	Returned $8 million of capital to shareholders by repurchasing and cancelling 126,543 common shares. For the first six months of the year, we have allocated $13 million of free cash flow to share repurchases.
•	For the first six months of the year, we have reduced total debt by $100 million. We remain committed to reducing debt by at least $150 million in 2023 and expect to reach a Net Debt to Adjusted EBITDA ratio of between 1.25 and 1.50 times by year end.

OUTLOOK

Energy industry fundamentals continue to support drilling activity for oil and natural gas despite broad economic concerns and geopolitical instability. Oil prices are supported by demand growth reemerging in China, while OPEC cutting production quotas and years of under investment and capital discipline by producers have limited supply growth. We therefore expect drilling activity to improve in the second half of the year as customers seek to generate appropriate investment returns, maintain production levels and replenish inventories. Natural gas has demonstrated short-term price weaknesses, however, this lower-carbon energy source is becoming increasingly favorable as countries around the world stress the importance of sustainability, decarbonization and energy security. With demand for Liquified Natural Gas (LNG) exports growing and the next wave of North America LNG projects expected to begin coming online in 2025 (including LNG Canada), we anticipate a sustained period of elevated natural gas drilling activity in both the U.S. and Canada.

In Canada, Precision’s activity is expected to continue to surpass 2022 levels, supported by imminent hydrocarbon export capacity increases with the Trans Mountain oil pipeline and the Coastal GasLink pipeline, each expected to begin operations in early 2024. Northwestern Alberta and northeastern British Columbia natural gas developments are prime beneficiaries of the LNG Canada project and the January 2023 agreement between the British Columbia government and the Blueberry River First Nation has facilitated a significant increase in 2023 drilling license approvals, which should lead to more drilling activity in the region. Large pad drilling programs are ideally suited for Super Triple drilling rigs, resulting in strong customer interest for these rigs for the next several years. Our Super Triple fleet is currently fully utilized and we expect customer demand to continue to exceed supply, driving higher daily operating margins and longer-term take-or-pay contracts.

On the heavy oil side, we expect activity levels to remain strong as Canadian producers are benefitting from a favorable U.S. exchange rate and a significantly reduced heavy oil differential. Precision’s Super Single rigs are well suited for long-term conventional heavy oil development in the oil sands and Clearwater formation. Looking at the second half of the year, we expect our Super Single pad capable rigs to be fully utilized, driving higher day rates.

In the U.S., drilling activity had been increasing since mid-2020 but began to weaken in early 2023 due to lower natural gas prices and uncertain oil prices. For the first six months of the year, the Baker Hughes’ U.S. land rig count declined 14%. If oil prices remain stable around today’s level, we expect demand to improve in the second half of the year as customers modestly increase rig counts to maintain production. Over the past few months, we have signed a number of contracts for rig reactivations later this year and into 2024.

Our AlphaTM technologies and EverGreenTM suite of environmental solutions continue to gain momentum and have become key competitive differentiators for our rigs as these offerings deliver exceptional value to our customers by reducing risks, well construction costs and carbon footprint. We currently have 10 EverGreenTM BESS deployed in the field and have commitments for three additional deployments in the second half of the year. Precision’s EverGreenTM BESS has proven to be an economically viable emissions reduction solution for our customers and we anticipate continued demand for additional deployments through the remainder of the year. In April, we expanded our partnership with CleanDesign, a key supplier of EverGreenTM BESS, through a $5 million equity investment commitment. This partnership will ensure we can meet the expected demand for BESS and is aligned with our overall emissions reduction strategy.

Internationally, we currently have six rigs working on term contracts, three in Kuwait and three in the Kingdom of Saudi Arabia, increasing to eight before the end of the third quarter. These eight rig contracts provide stable and predictable cash flow and represent over $700 million in backlog revenue that stretches into 2028. We continue to bid our remaining idle rigs within the region and remain optimistic about our ability to secure rig reactivations.

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With the successful acquisition of High Arctic’s well servicing business in July 2022, Precision is now the leading provider of high-quality and reliable well services in Canada and the outlook for this business is positive. Customer demand for maintenance and completion activity is expected to exceed staffed service rigs available, supporting healthy activity and strong pricing into the foreseeable future.

Commodity Prices

Second quarter average West Texas Intermediate and Western Canadian Select oil prices decreased 32% and 39%, respectively, from 2022. Average Henry Hub and AECO natural gas prices declined 69% and 66%, respectively from 2022.

	For the three months ended June 30,		Year ended December 31,
	2023	2022	2022
Average oil and natural gas prices
Oil
West Texas Intermediate (per barrel) (US$)	73.77	108.34	94.23
Western Canadian Select (per barrel) (US$)	58.76	95.62	78.15
Natural gas
United States
Henry Hub (per MMBtu) (US$)	2.32	7.47	6.51
Canada
AECO (per MMBtu) (CDN$)	2.43	7.25	5.43

Contracts

The following chart outlines the average number of drilling rigs under term contract by quarter as at July 26, 2023. For those quarters ending after June 30, 2023, this chart represents the minimum number of term contracts from which we will earn revenue. We expect the actual number of contracted rigs to vary in future periods as we sign additional term contracts.

	Average for the quarter ended 2022				Average for the quarter ended 2023
	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31	June 30	Sept. 30	Dec. 31
Average rigs under term contract as of July 26, 2023:
U.S.	27	29	31	35	40	37	31	27
Canada	6	8	10	16	19	23	29	25
International	6	6	6	6	4	5	7	8
Total	39	43	47	57	63	65	67	60

The following chart outlines the average number of drilling rigs that we had under term contract for 2022 and the average number of rigs we have under term contract as at July 26, 2023.

	Average for the year ended
	2022	2023
Average rigs under term contract as of July 26, 2023:
U.S.	31	34
Canada	10	24
International	6	6
Total	47	64

In Canada, term contracted rigs normally generate 250 utilization days per year because of the seasonal nature of well site access. In most regions in the U.S. and internationally, term contracts normally generate 365 utilization days per year. Internationally, we expect to have eight rigs under long-term contract beginning in the second half of 2023.

Drilling Activity

The following chart outlines the average number of drilling rigs that we had working or moving by quarter for the periods noted.

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	Average for the quarter ended 2022				Average for the quarter ended 2023
	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31	June 30
Average Precision active rig count:
U.S.	51	55	57	60	60	51
Canada	63	37	59	66	69	42
International	6	6	6	6	5	5
Total	120	98	122	132	134	98

According to industry sources, as at July 26, 2023, the U.S. active land drilling rig count has decreased 12% from the same point last year while the Canadian active land drilling rig count has increased 4%. To date in 2023, approximately 79% of the U.S. industry’s active rigs and 59% of the Canadian industry’s active rigs were drilling for oil targets, compared with 79% for the U.S. and 60% for Canada at the same time last year.

Capital Spending and Free Cash Flow Allocation

We remain committed to disciplined cash flow management, capital spending and returning capital to shareholders. Capital spending in 2023 is expected to be $195 million and by spend category includes $145 million for sustaining, infrastructure and intangibles and $50 million for expansion and upgrades. We expect that the $195 million will be split as follows: $181 million in the Contract Drilling Services segment, $11 million in the Completion and Production Services segment, and $3 million in the Corporate segment. Capital spending could increase this year with stronger demand for our services and customer contracted rig upgrades. As at June 30, 2023, Precision had capital commitments of approximately $201 million with payments expected through 2025.

SEGMENTED FINANCIAL RESULTS

Precision’s operations are reported in two segments: Contract Drilling Services, which includes our drilling rig, oilfield supply and manufacturing divisions; and Completion and Production Services, which includes our service rig, rental and camp and catering divisions.

	For the three months ended June 30,			For the six months ended June 30,
(Stated in thousands of Canadian dollars)	2023	2022	% Change	2023	2022	% Change
Revenue:
Contract Drilling Services	380,958	294,299	29.4	867,034	608,444	42.5
Completion and Production Services	46,161	33,041	39.7	120,684	71,279	69.3
Inter-segment eliminations	(1,497)	(1,324)	13.1	(3,489)	(2,368)	47.3
	425,622	326,016	30.6	984,229	677,355	45.3
Adjusted EBITDA:(1)
Contract Drilling Services	147,478	70,429	109.4	336,601	141,603	137.7
Completion and Production Services	7,507	4,839	55.1	24,913	11,378	119.0
Corporate and Other	(12,892)	(11,169)	15.4	(16,202)	(52,027)	(68.9)
	142,093	64,099	121.7	345,312	100,954	242.0
(1)	See “FINANCIAL MEASURES AND RATIOS.”

SEGMENT REVIEW OF CONTRACT DRILLING SERVICES

	For the three months ended June 30,			For the six months ended June 30,
(Stated in thousands of Canadian dollars, except where noted)	2023	2022	% Change	2023	2022	% Change
Revenue	380,958	294,299	29.4	867,034	608,444	42.5
Expenses:
Operating	224,746	215,676	4.2	511,813	445,727	14.8
General and administrative	8,734	8,194	6.6	18,620	21,114	(11.8)
Adjusted EBITDA(1)	147,478	70,429	109.4	336,601	141,603	137.7
Adjusted EBITDA as a percentage of revenue(1)	38.7%	23.9%		38.8%	23.3%
(1)	See “FINANCIAL MEASURES AND RATIOS.”

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United States onshore drilling statistics:(1)	2023		2022
	Precision	Industry(2)	Precision	Industry(2)
Average number of active land rigs for quarters ended:
March 31	60	744	51	603
June 30	51	700	55	687
Year to date average	55	722	53	645
(1)	United States lower 48 operations only.
(2)	Baker Hughes rig counts.

Canadian onshore drilling statistics:(1)	2023		2022
	Precision	Industry(2)	Precision	Industry(2)
Average number of active land rigs for quarters ended:
March 31	69	221	63	205
June 30	42	117	37	113
Year to date average	55	169	50	159
(1)	Canadian operations only.
(2)	Baker Hughes rig counts.

Revenue from Contract Drilling Services was $381 million, 29% higher than 2022, while Adjusted EBITDA increased 109% to $147 million. The increase in revenue and Adjusted EBITDA was primarily due to higher North American day rates and increased Canadian drilling activity, partially offset by lower U.S. and international activity.

Drilling rig utilization days (drilling days plus move days) in the U.S. were 4,626, 8% lower than 2022. Drilling rig utilization days in Canada were 3,795, 12% higher than 2022. The movement in utilization days in both the U.S. and Canada was consistent with changes in industry activity. Drilling rig utilization days in our international business were 452, a decrease of 17% from the comparable quarter, as drilling operations were paused while our Kuwait rigs began the recertification process in accordance with the 5-year contracts signed in 2022.

Revenue per utilization day in the U.S. increased 39% from 2022 and was primarily the result of higher fleet average day rates and higher idle but contracted rig revenue, offset by lower turnkey revenue. We recognized revenue from idle but contracted rigs and turnkey project of US$5 million and nil, respectively as compared with US$1 million and US$9 million in 2022. Drilling rig revenue per utilization day in Canada increased 25% due to higher average day rates and customer cost recoveries. Our international revenue per utilization day for the quarter was 7% lower than 2022 primarily due to our rig mix that was impacted by the timing of rig recertifications.

In the U.S., 66% of utilization days were generated from rigs under term contract as compared with 49% in 2022. In Canada, 39% of our utilization days were generated from rigs under term contract, compared with 19% in 2022.

U.S. operating costs per utilization day increased slightly from 2022 and was primarily due to higher rig operating costs offset by lower turnkey costs. U.S. operating costs per utilization day, excluding turnkey, was US$18,941 compared with US$16,516 in 2022. Our Canadian operating costs per utilization day increased 12% as compared with 2022 and was due to higher field wages and costs that were recovered from our customers.

Our general and administrative expenses increased $1 million as compared with 2022 and was primarily the result of higher translated U.S. dollar-denominated costs, partially offset by lower share-based compensation charges.

SEGMENT REVIEW OF COMPLETION AND PRODUCTION SERVICES

	For the three months ended June 30,			For the six months ended June 30,
(Stated in thousands of Canadian dollars, except where noted)	2023	2022	% Change	2023	2022	% Change
Revenue	46,161	33,041	39.7	120,684	71,279	69.3
Expenses:
Operating	36,921	26,200	40.9	91,713	56,167	63.3
General and administrative	1,733	2,002	(13.4)	4,058	3,734	8.7
Adjusted EBITDA(1)	7,507	4,839	55.1	24,913	11,378	119.0
Adjusted EBITDA as a percentage of revenue(1)	16.3%	14.6%		20.6%	16.0%
Well servicing statistics:
Number of service rigs (end of period)	119	93	28.0	119	93	28.0
Service rig operating hours	39,709	30,389	30.7	98,050	68,654	42.8
Service rig operating hour utilization	37%	36%		46%	41%
(1)	See “FINANCIAL MEASURES AND RATIOS.”

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 Completion and Production Services revenue increased to $46 million, as compared with $33 million in 2022. The higher revenue was primarily due to increased average service rates and activity, as our service rig operating hours increased 31% from 2022.

Completion and Production Services generated 8% of its revenue from U.S. operations compared with 13% in the comparative period.

Operating costs as a percentage of revenue were 80% compared with 79% in 2022. As compared to 2022, our second quarter general and administrative expenses decreased 13%. The lower expense for the quarter is primarily due to lower share-based compensation, partially offset by incremental costs resulting from our well servicing acquisition in the third quarter of 2022.

Adjusted EBITDA increased to $8 million, as compared with $5 million in 2022, primarily due to increased average service rates and activity.

SEGMENT REVIEW OF CORPORATE AND OTHER

Our Corporate and Other segment provides support functions to our operating segments. The Corporate and Other segment had negative Adjusted EBITDA of $13 million as compared with $11 million in 2022. Our lower current quarter Adjusted EBITDA was impacted by higher translated U.S. dollar-denominated costs, partially offset by lower share-based compensation charges.

OTHER ITEMS

Share-based Incentive Compensation Plans

We have several cash and equity-settled share-based incentive plans for non-management directors, officers, and other eligible employees. Our accounting policies for each share-based incentive plan can be found in our 2022 Annual Report.

A summary of expense amounts under these plans during the reporting periods are as follows:

	For the three months ended June 30,		For the six months ended June 30,
(Stated in thousands of Canadian dollars)	2023	2022	2023	2022
Cash settled share-based incentive plans	2,081	5,048	(10,014)	52,259
Equity settled share-based incentive plans	653	—	1,133	427
Total share-based incentive compensation plan expense (recovery)	2,734	5,048	(8,881)	52,686

Allocated:
Operating	923	1,852	(960)	12,772
General and Administrative	1,811	3,196	(7,921)	39,914
	2,734	5,048	(8,881)	52,686

Cash settled share-based compensation expense for the quarter was $2 million as compared with $5 million in 2022. The lower expense in 2023 was primarily due to the continued vesting fewer outstanding cash-settled units, partially offset by our better share price performance as compared with 2022.

During the first quarter of 2023, we issued Executive Restricted Share Units (Executive RSUs) to certain senior executives. Accordingly, our equity-settled share-based compensation expense for the quarter was $1 million as compared with nil in 2022.

As at June 30, 2023, the majority of our share-based compensation plans were classified as cash-settled and will be impacted by changes in our share price. Although accounted for as cash-settled, Precision retains the ability to settle certain vested units in common shares at its discretion.

Finance Charges

Finance charges were $21 million, consistent with 2022. Despite our lower balance of long-term debt, our finance charges were negatively impacted by the weakening of the Canadian dollar on our U.S. dollar-denominated interest. Interest charges on our U.S. dollar-denominated long-term debt were US$14 million ($19 million) as compared with US$15 million ($19 million) in 2022.

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Income Tax

Income tax expense for the quarter was $19 million as compared with $4 million in 2022. During the second quarter, we continued to not recognize deferred tax assets on certain Canadian and international operating losses.

LIQUIDITY AND CAPITAL RESOURCES

The oilfield services business is inherently cyclical in nature. To manage this, we focus on maintaining a strong balance sheet in order to have the financial flexibility to manage our growth and cash flow regardless of where we are in the business cycle. We maintain a variable operating cost structure so we can be responsive to changes in demand.

Our maintenance capital expenditures are tightly governed and highly responsive to activity levels with additional cost savings leverage provided through our internal manufacturing and supply divisions. Term contracts on expansion capital provide more certainty of future revenues and return on our capital investments.

Liquidity

Amount	Availability	Used for	Maturity
Senior Credit Facility (secured)
US$447 million (extendible, revolving term credit facility with US$353 million accordion feature)	Nil drawn and US$56 million in outstanding letters of credit	General corporate purposes	June 18, 2025
Real estate credit facilities (secured)
US$9 million	Fully drawn	General corporate purposes	November 19, 2025
$17 million	Fully drawn	General corporate purposes	March 16, 2026
Operating facilities (secured)
$40 million	Undrawn, except $20 million in outstanding letters of credit	Letters of credit and general corporate purposes
US$15 million	Undrawn	Short-term working capital requirements
Demand letter of credit facility (secured)
US$40 million	Undrawn, except US$21 million in outstanding letters of credit	Letters of credit
Unsecured senior notes (unsecured)
US$318 million – 7.125%	Fully drawn	Debt redemption and repurchases	January 15, 2026
US$400 million – 6.875%	Fully drawn	Debt redemption and repurchases	January 15, 2029

As at June 30, 2023, we had $979 million outstanding under our Senior Credit Facility, Real Estate Credit Facilities and unsecured senior notes as compared with $1,103 million at December 31, 2022. The current blended cash interest cost of our debt is approximately 7.0%.

During the quarter, we repaid all amounts borrowed under our Senior Credit Facility and repurchased and canceled US$30 million principal amount of our 2026 unsecured senior notes.

During the quarter, S&P Global Ratings raised our issuer credit rating and rating on our Unsecured Senior Notes to ‘B+’ from ‘B’. In addition, Moody’s Investor Service upgraded Precision’s corporate rating to B1 from B2 and unsecured senior notes rating to B2 from B3.

Senior Credit Facility

Our Senior Credit Facility requires that we comply with certain covenants including a leverage ratio of consolidated senior debt to consolidated Covenant EBITDA of less than 2.5:1. For purposes of calculating the leverage ratio, consolidated senior debt only includes secured indebtedness. The Senior Credit Facility limits the redemption and repurchase of junior debt subject to a pro forma senior net leverage covenant test of less than or equal to 1.75:1.

During the quarter, we agreed with the lenders of our Senior Credit Facility to remove certain non-extending lenders from our facility, thereby reducing the total commitment from US$500 million to US$447 million.

The Senior Credit Facility matures on June 18, 2025.

Unsecured Senior Notes

The unsecured senior notes require that we comply with certain restrictive and financial covenants, including an incurrence based consolidated interest coverage ratio test of consolidated cash flow, as defined in the senior note agreements, to consolidated interest expense of greater than 2.0:1 for the most recent four consecutive fiscal quarters. In the event our consolidated interest coverage ratio is less than 2.0:1 for the most recent four consecutive fiscal quarters, the unsecured senior notes restrict our ability to incur additional indebtedness.

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For further information, please see the unsecured senior note indentures which are available on SEDAR and EDGAR.

Covenants

As at June 30, 2023, we were in compliance with the covenants of our Senior Credit Facility and Real Estate Credit Facilities.

	Covenant	At June 30, 2023
Senior Credit Facility
Consolidated senior debt to consolidated covenant EBITDA(1)	<2.50	0.05
Consolidated covenant EBITDA to consolidated interest expense	>2.50	6.30
Real Estate Credit Facilities
Consolidated covenant EBITDA to consolidated interest expense	>2.50	6.30
(1)	For purposes of calculating the leverage ratio consolidated senior debt only includes secured indebtedness.

Impact of foreign exchange rates

The following table summarizes the average and closing Canada-U.S. foreign exchanges rates.

	For the three months ended June 30,		For the six months ended June 30,		At December 31,
	2023	2022	2023	2022	2022
Canada-U.S. foreign exchange rates
Average	1.35	1.28	1.35	1.27	—
Closing	1.32	1.29	1.32	1.29	1.36

Hedge of investments in foreign operations

We utilize foreign currency long-term debt to hedge our exposure to changes in the carrying value of our net investment in certain foreign operations as a result of changes in foreign exchange rates.

We have designated our U.S. dollar-denominated long-term debt as a net investment hedge in our U.S. operations and other foreign operations that have a U.S. dollar functional currency. To be accounted for as a hedge, the foreign currency denominated long-term debt must be designated and documented as such and must be effective at inception and on an ongoing basis. We recognize the effective amount of this hedge (net of tax) in other comprehensive income. We recognize ineffective amounts (if any) in net earnings (loss).

QUARTERLY FINANCIAL SUMMARY

(Stated in thousands of Canadian dollars, except per share amounts)	2022		2023
Quarters ended	September 30	December 31	March 31	June 30
Revenue	429,335	510,504	558,607	425,622
Adjusted EBITDA(1)	119,561	91,090	203,219	142,093
Net earnings (loss)	30,679	3,483	95,830	26,900
Net earnings (loss) per basic share	2.26	0.27	7.02	1.97
Net earnings (loss) per diluted share	2.03	0.27	5.57	1.63
Funds provided by operations(1)	81,327	111,339	159,653	136,959
Cash provided by operations	8,142	159,082	28,356	213,460

(Stated in thousands of Canadian dollars, except per share amounts)	2021		2022
Quarters ended	September 30	December 31	March 31	June 30
Revenue	253,813	295,202	351,339	326,016
Adjusted EBITDA(1)	45,408	63,881	36,855	64,099
Net loss	(38,032)	(27,336)	(43,844)	(24,611)
Net loss per basic and diluted share	(2.86)	(2.05)	(3.25)	(1.81)
Funds provided by operations(1)	33,525	62,681	29,955	60,373
Cash provided by (used in) operations	21,871	59,713	(65,294)	135,174
(1)	See “FINANCIAL MEASURES AND RATIOS.”

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CRITICAL ACCOUNTING JUDGEMENTS AND ESTIMATES

Because of the nature of our business, we are required to make judgements and estimates in preparing our Condensed Consolidated Interim Financial Statements that could materially affect the amounts recognized. Our judgements and estimates are based on our past experiences and assumptions we believe are reasonable in the circumstances. The critical judgements and estimates used in preparing the Condensed Consolidated Interim Financial Statements are described in our 2022 Annual Report.

EVALUATION OF CONTROLS AND PROCEDURES

Based on their evaluation as at June 30, 2023, Precision’s Chief Executive Officer and Chief Financial Officer concluded that the Corporation’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934, as amended (the Exchange Act)), are effective to ensure that information required to be disclosed by the Corporation in reports that are filed or submitted to Canadian and U.S. securities authorities is recorded, processed, summarized and reported within the time periods specified in Canadian and U.S. securities laws. In addition, as at June 30, 2023, there were no changes in the internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during the three months ended June 30, 2023 that have materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting. Management will continue to periodically evaluate the Corporation’s disclosure controls and procedures and internal control over financial reporting and will make any modifications from time to time as deemed necessary.

Based on their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect misstatements, and even those controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

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FINANCIAL MEASURES AND RATIOS

Non-GAAP Financial Measures

We reference certain additional Non-Generally Accepted Accounting Principles (Non-GAAP) measures that are not defined terms under IFRS to assess performance because we believe they provide useful supplemental information to investors.

Adjusted EBITDA

We believe Adjusted EBITDA (earnings before income taxes, loss (gain) on investments and other assets, gain on repurchase of unsecured senior notes, finance charges, foreign exchange, gain on asset disposals and depreciation and amortization), as reported in our Condensed Interim Consolidated Statements of Net Earnings (Loss) and our reportable operating segment disclosures, is a useful measure because it gives an indication of the results from our principal business activities prior to consideration of how our activities are financed and the impact of foreign exchange, taxation and depreciation and amortization charges.

The most directly comparable financial measure is net earnings (loss).

	For the three months ended June 30,		For the six months ended June 30,
(Stated in thousands of Canadian dollars)	2023	2022	2023	2022
Adjusted EBITDA by segment:
Contract Drilling Services	147,478	70,429	336,601	141,603
Completion and Production Services	7,507	4,839	24,913	11,378
Corporate and Other	(12,892)	(11,169)	(16,202)	(52,027)
Adjusted EBITDA	142,093	64,099	345,312	100,954
Depreciation and amortization	74,088	69,757	145,631	138,214
Gain on asset disposals	(3,872)	(10,800)	(13,148)	(13,914)
Foreign exchange	(774)	536	(1,257)	18
Finance charges	21,408	21,043	44,328	41,773
Gain on repurchase of unsecured notes	(100)	—	(100)	—
Loss (gain) on investments and other assets	5,658	4,346	9,888	(1,223)
Incomes taxes	18,785	3,828	37,240	4,541
Net earnings (loss)	26,900	(24,611)	122,730	(68,455)

Funds Provided by (Used in) Operations

We believe funds provided by (used in) operations, as reported in our Condensed Interim Consolidated Statements of Cash Flows, is a useful measure because it provides an indication of the funds our principal business activities generate prior to consideration of working capital changes, which is primarily made up of highly liquid balances.

The most directly comparable financial measure is cash provided by (used in) operations.

Net Capital Spending

We believe net capital spending is a useful measure as it provides an indication of our primary investment activities.

The most directly comparable financial measure is cash provided by (used in) investing activities.

Net capital spending is calculated as follows:

	For the three months ended June 30,		For the six months ended June 30,
(Stated in thousands of Canadian dollars)	2023	2022	2023	2022
Capital spending by spend category
Expansion and upgrade	9,615	15,530	25,960	25,145
Maintenance, infrastructure and intangibles	35,099	23,906	69,549	50,693
	44,714	39,436	95,509	75,838
Proceeds on sale of property, plant and equipment	(6,261)	(6,849)	(14,026)	(9,696)
Net capital spending	38,453	32,587	81,483	66,142
Business acquisitions	—	—	28,000	—
Purchase of investments and other assets	2,016	536	2,071	536
Changes in non-cash working capital balances	3,593	3,659	11,325	447
Cash used in investing activities	44,062	36,782	122,879	67,125

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Working Capital	We define working capital as current assets less current liabilities, as reported in our Condensed Interim Consolidated Statements of Financial Position. Working capital is calculated as follows:

	June 30,	December 31,
(Stated in thousands of Canadian dollars)	2023	2022
Current assets	413,091	470,670
Current liabilities	278,252	410,029
Working capital	134,839	60,641

Non-GAAP Ratios
We reference certain additional Non-GAAP ratios that are not defined terms under IFRS to assess performance because we believe they provide useful supplemental information to investors.
Adjusted EBITDA % of Revenue

We believe Adjusted EBITDA as a percentage of consolidated revenue, as reported in our Condensed Interim Consolidated Statements of Net Loss, provides an indication of our profitability from our principal business activities prior to consideration of how our activities are financed and the impact of foreign exchange, taxation and depreciation and amortization charges.

Long-term debt to long-term debt plus equity

We believe that long-term debt (as reported in our Condensed Interim Consolidated Statements of Financial Position) to long-term debt plus equity (total shareholders’ equity as reported in our Condensed Interim Consolidated Statements of Financial Position) provides an indication of our debt leverage.

Net Debt to Adjusted EBITDA	We believe that the Net Debt (long-term debt less cash, as reported in our Condensed Interim Consolidated Statements of Financial Position) to Adjusted EBITDA ratio provides an indication of the number of years it would take for us to repay our debt obligations.
Supplementary Financial Measures
We reference certain supplementary financial measures that are not defined terms under IFRS to assess performance because we believe they provide useful supplemental information to investors.
Capital Spending by Spend Category	We provide additional disclosure to better depict the nature of our capital spending. Our capital spending is categorized as expansion and upgrade, maintenance and infrastructure, or intangibles.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this report, including statements that contain words such as "could", "should", "can", "anticipate", "estimate", "intend", "plan", "expect", "believe", "will", "may", "continue", "project", "potential" and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking information and statements").

In particular, forward looking information and statements include, but are not limited to, the following:

•	our strategic priorities for 2023;
•	our capital expenditures, free cash flow allocation and debt reduction plan for 2023;
•	anticipated activity levels, demand for our drilling rigs, day rates and daily operating margins in 2023;
•	the average number of term contracts in place for 2023;
•	customer adoption of AlphaTM technologies and EverGreenTM suite of environmental solutions;
•	timing and amount of costs savings from acquired well servicing and rental assets;
•	potential commercial opportunities and rig contract renewals; and
•	our future debt reduction plans.

These forward-looking information and statements are based on certain assumptions and analysis made by Precision in light of our experience and our perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. These include, among other things:

•	our ability to react to customer spending plans as a result of changes in oil and natural gas prices;
•	the status of current negotiations with our customers and vendors;
•	customer focus on safety performance;
•	existing term contracts are neither renewed nor terminated prematurely;
•	our ability to deliver rigs to customers on a timely basis;
•	the impact of an increase/decrease in capital spending; and
•	the general stability of the economic and political environments in the jurisdictions where we operate.

Undue reliance should not be placed on forward-looking information and statements. Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from our expectations. Such risks and uncertainties include, but are not limited to:

•	volatility in the price and demand for oil and natural gas;
•	fluctuations in the level of oil and natural gas exploration and development activities;
•	fluctuations in the demand for contract drilling, well servicing and ancillary oilfield services;
•	our customers’ inability to obtain adequate credit or financing to support their drilling and production activity;
•	the success of vaccinations for COVID-19 worldwide;
•	changes in drilling and well servicing technology, which could reduce demand for certain rigs or put us at a competitive advantage;
•	shortages, delays and interruptions in the delivery of equipment supplies and other key inputs;
•	liquidity of the capital markets to fund customer drilling programs;
•	availability of cash flow, debt and equity sources to fund our capital and operating requirements, as needed;
•	the impact of weather and seasonal conditions on operations and facilities;
•	competitive operating risks inherent in contract drilling, well servicing and ancillary oilfield services;
•	ability to improve our rig technology to improve drilling efficiency;
•	general economic, market or business conditions;
•	the availability of qualified personnel and management;
•	a decline in our safety performance which could result in lower demand for our services;
•	changes in laws or regulations, including changes in environmental laws and regulations such as increased regulation of hydraulic fracturing or restrictions on the burning of fossil fuels and greenhouse gas emissions, which could have an adverse impact on the demand for oil and natural gas;
•	terrorism, social, civil and political unrest in the foreign jurisdictions where we operate;
•	fluctuations in foreign exchange, interest rates and tax rates; and
•	other unforeseen conditions which could impact the use of services supplied by Precision and Precision’s ability to respond to such conditions.

Readers are cautioned that the forgoing list of risk factors is not exhaustive. Additional information on these and other factors that could affect our business, operations or financial results are included in reports on file with applicable securities regulatory authorities, including but not limited to Precision’s Annual Information Form for the year ended December 31, 2022, which may be accessed on Precision’s SEDAR profile at www.sedar.com or under Precision’s EDGAR profile at www.sec.gov. The forward-looking information and statements contained in this report are made as of the date hereof and Precision undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

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